UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Nasdaq Minimum Bid Price Deficiency Letter

On December 19, 2018, SGOCO Group, Ltd. (the “Company”) received a deficiency letter from The Nasdaq Stock Market (“Nasdaq”) stating that, because the Company has not maintained a minimum closing bid price of $1.00 for the last 30 consecutive business days, the Company is no longer in compliance with Nasdaq Listing Rule 5550(a)(2).

The Nasdaq letter states that the Company will be afforded 180 calendar days, or until June 17, 2018, to regain compliance with the minimum bid price requirement. In order to regain compliance, the Company must have a closing bid price of $1.00 or more for a minimum of 10 consecutive business days. If at any time during this 180-day period the Company’s closing bid price meets or exceeds $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. If the Company has not regained compliance by the expiration of the initial 180 calendar days, Nasdaq will then provide written notification to the Company that its ordinary shares are subject to delisting. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel.

The deficiency notification described above will have no immediate effect on the listing of the Company’s ordinary shares, pending the expiration of the relevant grace period stated above. The Company is currently considering its options in order to comply with the minimum bid price rule within the aforementioned grace period. The Company will seek to regain compliance within the grace period and is considering various measures to address compliance with the continued listing standards of Nasdaq. There can be no assurances that the Company will be able to satisfy the above described deficiency, and that its ordinary shares will not be delisted.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: December 20, 2018	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	Press release dated December 20, 2018